

Mail Stop 3561

August 24, 2015

Michael J. Garberding
Chief Financial Officer
EnLink Midstream Partners, LP
EnLink Midstream, LLC
2501 Cedar Springs
Dallas, Texas 75201

      Re: **EnLink Midstream Partners, LP**
                Form 10-K for Fiscal Year Ended December 31, 2014
                Filed February 20, 2015
                File No. 1-36340

                EnLink Midstream, LLC
                Form 10-K for Fiscal Year Ended December 31, 2014
                Filed February 20, 2015
                File No. 1-36336

Dear Mr. Garberding:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ William H. Thompson

                                  William H. Thompson
                                  Accounting Branch Chief
                                  Office of Consumer Products